As filed with the Securities and Exchange Commission on June 18, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Aetos Capital Market Neutral Strategies Fund, LLC

(Name of Issuer)

Aetos Capital Market Neutral Strategies Fund, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Harold Schaaff	With a copy to:
c/o Aetos Capital, LLC 875 Third Avenue New York, New York 10022 (212) 201-2500	Leonard B. Mackey, Jr., Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Person(s) Filing Statement

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee
Transaction Valuation $7,000,000(a)	Amount of Filing Fee $275.10(b)
(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at $39.30 per million of the Transaction Valuation.
[ X ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$117.90	Filing Parties: Aetos Capital Market Neutral Strategies Fund, LLC
Form or Registration No.:	Schedule TO	Date Filed: May 30, 2008
[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[ X ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [	]

Introductory Statement

This amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 30, 2008 by Aetos Capital Market Neutral Strategies Fund, LLC (the “Fund”) relating to an offer (the “Offer”) to purchase up to $3,000,000 of limited liability company interests of the Fund (“Interests”) or portions thereof from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund which a Member desires to redeem), on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal, amends such Issuer Tender Offer Statement to increase the amount of Interests that the Fund may repurchase from $3,000,000 to $7,000,000 and to extend the tender offer by one day, from June 30, 2008 to July 1, 2008. All other terms of the Offer remain as set forth in the Issuer Tender Offer Statement.

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct

AETOS CAPITAL MARKET NEUTRAL
STRATEGIES FUND, LLC

__________________________________
Michael Klein
President

June 18, 2008